August 28, 2018

BY EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Telecommunications 100 F Street, N.E. Washington, D.C. 20549 Attention: Paul Fischer

Re: Acceleration Request for Tele2 AB
Registration Statement on Form F-4, filed on August 28, 2018
File: 333-226947
CIK No. 0001122535

Dear Mr. Fischer:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tele2 AB (publ) (“Tele2”) hereby respectfully requests that the effective date of the Registration Statement on Form F-4, No. 333-226947, filed on August 28, 2018 (the “Registration Statement”), be accelerated, so that the Registration Statement may become effective by 4:00 p.m., Eastern Daylight time, on August 30, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to David Dixter of Shearman & Sterling (London) LLP at +44 78 3480 0094.

Tele2 AB (publ)

By:	/s/ Allison Kirkby
	Name:	Allison Kirkby
	Title:	Chief Executive Officer

Cc:	David Dixter, Shearman & Sterling (London) LLP George Karafotias, Shearman & Sterling LLP